Exhibit 99.1

Press Release dated December 15, 2021

Contact:	Trinity Biotech plc	Lytham Partners, LLC
	John Gillard	Joe Diaz
	(353)-1-2769800	(1)-602-889-9700
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Q3 2021 Results, the Entry Into a
$81,250,000 Loan Facility to Refinance the Company’s
Exchangeable Senior Notes and Agreements To Repurchase
Outstanding Exchangeable Senior Notes

DUBLIN, Ireland (December 15, 2021)…. Trinity Biotech plc (Nasdaq: TRIB) (the “Company”), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended September 30, 2021, the entry into a $81.25million loan facility to refinance the existing $99.9million of exchangeable senior notes issued by the Company’s subsidiary, Trinity Biotech Investment Limited (the “Notes”), and exchange agreements for over 99.7% of the outstanding Notes, all subject to certain conditions precedent.

Quarter 3 2021 Results

Total revenues for Q3, 2021 were $22.0m, which compares to $32.0m in Q3, 2020, a decrease of $10.0m and which were broken down as follows:

	2020 Quarter 3	2021 Quarter 3	Increase/ (decrease)
	US$’000	US$’000%
Point-of-Care	2,065	4,113	99.2%
Clinical Laboratory	29,949	17,891	(40.3)%
Total	32,014	22,004	(31.3)%

Point-of-Care revenues for Q3, 2021 increased from $2.1m to $4.1m when compared to Q3, 2020, an increase of 99.2%. This increase was attributable to higher HIV revenues from Africa related sales. Revenues in Q3 2020 had been negatively impacted by logistical constraints caused by the pandemic.  While the situation somewhat improved in 2021, COVID-19 continues to have the potential to cause disruption to HIV testing in Africa.

Clinical Laboratory revenues decreased from $30.0m to $17.9m, which represents a decrease of 40.3% compared to Q3, 2020. The decrease is mainly due to lower revenues from within our COVID-19 related portfolio of products. In Q3 2020, demand for PCR Viral Transport Media (“VTM”) products was exceptional while there was limited worldwide manufacturing capacity. As the pandemic has persisted, manufacturing capacity has ramped up significantly with a consequent negative impact on selling prices.

As stated previously, the Company noted a significant reduction in demand for new orders of VTM from early 2021 as COVID-19 testing volumes dropped and customers utilised stockpiled product.  While the situation relating to COVID-19 products remains very fluid, with the evolving impact of the new variants the Company has seen increased customer interest in VTM products over recent months and has resumed manufacturing VTM products, albeit in lower volumes compared to late 2020.  The Company has retained the capability to increase manufacturing volumes should market conditions warrant it.

Gross profit for Q3, 2021 amounted to $8.9m, representing a gross margin of 40.4%. This compares to 52.4% achieved in Q3, 2020. The reduction in gross margin is mainly due to the exceptionally strong sales and margins recorded in Q3, 2020 within our COVID-19 related portfolio of products.

Other operating income increased from $3k in Q3, 2020 to $1.0m in Q3, 2021. The $1.0m income relates to loan funding received under the U.S. government’s Paycheck Protection Program (“PPP”). A PPP loan received by the Company in 2021, totalling $1.0m, was forgiven during Q3 2021 and has therefore been recognised as income this quarter. This loan was treated as a short term liability at June 30, 2021. Subsequent to the quarter end, the final remaining PPP loan, for $0.7m, was also forgiven and we expect it will be recognised as income in Q4, 2021.

Research and Development expenses decreased by $0.2m, whilst Selling, General and Administrative (SG&A) expenses decreased by $0.4m to $5.9m when compared to Q3, 2020. SG&A costs in Q3 2020 included a significant foreign exchange loss related to the marking-to-market of Euro-denominated lease liabilities.

Operating profit for the quarter was $2.8m, which represents a decrease of $6.3m compared to Q3, 2020 and was attributable to lower revenues and gross margin offset slightly by lower indirect costs and higher other operating income.

Financial Expenses amounted to $1.2m, which was in line with Q3, 2020.  Of this, $1.0m related to interest payable on the Company’s Exchangeable Notes, with the remaining $0.2m representing notional financing charges arising on leased assets (IFRS 16). Non-cash financial income of $31,000 was recognised in this quarter’s income statement, again in relation to the Exchangeable Notes.  This was due to a notional gain of $0.2m arising due to a decrease in the fair value of the derivatives embedded in these notes as required by IFRS 9, partially offset by accretion interest on the Exchangeable Notes of just under $0.2m.

The profit before tax, (before the impact of impairment, non-cash financial items and once-off charges) for the quarter was $1.6m, in comparison to $7.9m for the equivalent period last year.  Profit after tax for the quarter was $1.3m in comparison to $7.3m for Q3, 2020.

In Q3, 2021, the basic earnings per ADS for the quarter was 6.3 U.S. cents versus 35.0 U.S. cents in Q3, 2020. Unconstrained diluted earnings per ADS (excluding impairment, once-off charges and non-cash financial items) for the quarter amounted to 8.7 U.S. cents, which compares to 32.2 U.S. cents in the equivalent quarter in 2020.

Earnings before interest, tax, depreciation, amortisation and share option expense (Adjusted EBITDASO) for the quarter was $3.9m, and was made up as follows:

$m
Operating Profit	2.8
Depreciation	0.6
Amortisation	0.2
Adjusted EBITDA	3.6
Share Option Expense	0.3
Adjusted EBITDASO	3.9

Cash Flow

The Group’s cash balance at the end of Q3, 2021 was $27.5m compared to $28.6m at the end of Q2, 2021. This cash reduction was driven by capital expenditure mainly on R&D projects and working capital movements partly offset by a refund of taxes.

Planned Capital Structure Transactions

The Company announced today that it and its subsidiaries entered into a $81,250,000 senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors (“Perceptive”), an investment manager with an expertise in healthcare.  Proceeds from the Term Loan, along with existing cash and the issuance of new American Depository Shares (“ADS”) in the Company, will be used to retire the Notes.

The Term Loan will mature on the fourth anniversary of the drawdown date and accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR and (b) one percent per annum, and interest will be payable monthly in arrears in cash.  The Term Loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. The Term Loan can be repaid, in part or in full, at a premium before the end of the four-year term.

In connection with the Term Loan the Company has agreed, subject to drawdown of the Term Loan, to issue warrants (the “Warrants”) exercisable for 2,500,000 of the Company’s ADSs to Perceptive.  The per ADS exercise price of the Warrants is equal to the lower of i) the 10-day volume weighted average price (“VWAP”) for the Company’s ADSs for the 10 business days prior to the Closing Date of the Credit Agreement for the Term Loan and ii) the 10-day VWAP for the Company’s ADSs for the 10 business days prior to the drawdown date of the funding under the Term Loan. The Warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

The drawdown of the Term Loan by the Company is subject to a number of conditions precedent including the repayment of at least 99.7% of the Notes and approval by the Company’s shareholders of the Term Loan, an increase in the authorized share capital of the Company and the issuance of the Warrants.  The Company intends to convene a general meeting of the Company to consider these and other matters in January 2022 and intends to issue a notice convening such meeting in the coming days.

In addition to the Term Loan, the Company has entered into exchange agreements (the “Exchange Agreements”) with five institutional investors that hold approximately $99,700,000 of the outstanding Notes, which are puttable by the holders to the Company, at par, in April 2022.  Under the terms of this agreement each holder has agreed to exchange their Notes at a discount to par and each holder will receive $0.87 of cash and the equivalent of $0.08 of the Company’s ADS (based upon the 5-day trailing VWAP of the ADSs on NASDAQ on December 9, 2021, discounted by 13%) per $1 nominal value of the Notes.  This results in an effective discount on the exchange of the Notes of approximately 4%. The consummation of the Exchange Agreements is conditional upon (among other things) the approval by the Company’s shareholders of the issuance of ADSs pursuant to the Exchange Agreements and certain matters related to the drawdown of the Term Loan, with such approvals to be included in the agenda of the January 2022 general meeting of the Company.

The completion of these pending transactions will improve the Company’s capital structure by reducing gross debt by approximately $19 million with the Company having no material debt maturities in the next four years.  In addition, the fact that the Term Loan can be repaid, in part or in full, before the end of the four-year term should allow the Company increased optionality regarding its future capital structure.

Piper Sandler & Co. acted as the Company’s advisor in connection with these transactions.

Business Developments

COVID-19 Rapid Antigen Test

As the COVID-19 pandemic continues, with new variants emerging, it is now apparent that despite widespread vaccine availability, convenient and rapid testing is likely to be a key tool in day-to-day COVID-19 management for some time into the future.

Trinity Biotech has developed the rapid Uni-Gold™ SARS-CoV-2 Antigen test to serve this market. The test uses our established lateral flow technology and provides a result in 12 minutes. The test has demonstrated impressive performance characteristics in evaluations and we are now in the process of transferring it to our high volume automated manufacturing facility in Bray, Ireland.

We expect to obtain CE mark and launch this product in Europe within the next 6 months with other markets to follow. Given our automated production capabilities we expect this to be a significant growth driver of the business.

HIV Testing (TrinScreen™ HIV)

Trinity Biotech has developed a new product, TrinScreen™ HIV, specifically for the Africa HIV screening market.  The final part of the approval process includes World Health Organisation (“WHO”) review of the multi-site clinical evaluation which concluded in Africa in 2020. This final part of the submission dossier was submitted to the WHO in March 2021.

In late September 2021, the WHO requested additional information on the submission and this information was provided allowing the submission assessment to continue. Typically, it would be expected that the remainder of the approval process would conclude in 30-60 days.  However, COVID-19 is having a significant impact on the WHO review process for non COVID-19 related products but we do expect WHO approval shortly.

This product, once approved, will allow the Company to build on its strong brand presence in HIV testing in Africa. The Company believes the TrinScreen™ HIV product has a number of key advantages compared to the current main incumbent product and expects a positive response from the WHO and the opportunity to expand its market share in the African HIV market.

Board & Corporate Governance Updates

Two of the Company’s existing board members, Dr. Jim Walsh and Kevin Tansley, have announced their intention to retire from the Company’s board in the coming months.  As a result, the Company intends to retain an internationally recognized executive search firm to identify three suitably experienced and qualified candidates to join the Company’s board as independent directors.  Following these appointments, the Company’s board will consist of five independent non-executive directors and two executive directors, Mr. Ronan O’Caoimh, Chairman and Chief Executive Officer and Mr. John Gillard, Chief Financial Officer.  As part of this process the Company will seek to increase the diversity of its board membership.

In addition, the Company’s board has decided to update its corporate governance by among other things, adopting processes and independence requirements to become more consistent with Nasdaq Corporate Governance standards applicable to U.S. domestic issuers. The Company intends to make such changes during 2022.

Comments

Commenting on the capital structure transactions, Ronan O’Caoimh, Chief Executive Officer stated, “We are very pleased to enter into this financing arrangement with Perceptive Advisors.  As a specialist healthcare financer I am confident that they will be a great partner to Trinity Biotech as we embark on our next phase of development. As stated in the past, our board has been very focused on finding a financing solution for the Company’s Exchangeable Senior Notes with the best interests of shareholders and the Company in mind. To that end, after a very extensive process, I believe that the Perceptive financing, coupled with the Exchange Agreements, provides the best available solution to the Company’s capital needs in a way that minimizes the dilution to existing shareholders and positions the Company for future growth. To that end, the board will be strongly recommending to shareholders that they vote to support the various shareholder approvals required to effect these transactions”.

Sam Chawla, Credit Portfolio Manager at Perceptive Advisors, stated, “We are impressed with the work that the Trinity Biotech team has done to date. Perceptive is excited to partner with Trinity and to facilitate the Company’s next phase of growth.”

Q3 2021 Earnings Conference Call

The Company has scheduled a conference call for Thursday December 16, 2021 at 11:00am ET (4:00pm GMT) to discuss the results of the quarter.

Interested parties can access the call by dialling:
US Toll Free:	1-844-861-5499
International Toll:	1-412-317-6581
Ireland Toll:	014311269
Ireland Toll Free:	1800932830
Please ask to be joined into the Trinity Biotech call.

A simultaneous webcast of the call can be accessed at:
https://services.choruscall.com/mediaframe/webcast.html?webcastid=IrYHDNHm

A replay of the call can be accessed until December 23, 2021 by dialling:
US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Replay Code:	10159977

To access the replay using an international dial-in number, please see the link below:
https://services.choruscall.com/ccforms/replay.html

A webcast of the call will be available for 30 days at:
https://services.choruscall.com/mediaframe/webcast.html?webcastid=IrYHDNHm

Replays will be available 1 hour after the end of the conference.

Use of Non-IFRS Financial Information

The Company reports financial results in accordance with IFRS. To supplement the consolidated financial statements presented in accordance with IFRS, the Company presents the Non-IFRS presentation of Adjusted EBITDA and Adjusted EBITDASO. These non-IFRS measures are not in accordance with, nor are they a substitute for, IFRS measures. The Company uses these Non-IFRS measures to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a IFRS and non-IFRS basis is provided in a table above.

The above mentioned numbers are unaudited.

Forward Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the outcome of the shareholder approval process required for the pending Term Loan and Exchange Agreements, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID19), the effect of regulation by the U.S. Food and Drug Administration and other governmental agencies, the impact of competitive products, product development commercialization and technological difficulties. For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

About Trinity Biotech Plc

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

About Perceptive Advisors

Founded in 1999 and based in New York, NY, Perceptive Advisors is an investment management firm with over $5 billion in assets whose activities are focused on supporting the progress of the life sciences industry by identifying opportunities and directing financial resources to the most promising technologies in healthcare. For more information about Perceptive, visit www.perceptivelife.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended September 30, 2021 (unaudited)	Three Months Ended September 30, 2020 (unaudited)	Nine Months Ended September 30, 2021 (unaudited)	Nine Months Ended September 30, 2020 (unaudited)

Revenues	22,004	32,014	73,441	69,215

Cost of sales	(13,104)	(15,238)	(42,601)	(36,292)

Gross profit	8,900	16,776	30,840	32,923
Gross margin %	40.4%	52.4%	42.0%	47.6%

Other operating income	1,043	3	3,950	20

Research & development expenses	(1,063)	(1,265)	(3,556)	(3,796)
Selling, general and administrative expenses	(5,880)	(6,273)	(18,180)	(17,364)
Indirect share based payments	(252)	(156)	(942)	(504)

Operating profit	2,748	9,085	12,112	11,279

Financial income	1	3	3	37
Financial expenses	(1,199)	(1,215)	(3,611)	(3,668)
Net financing expense	(1,198)	(1,212)	(3,608)	(3,631)

Profit before tax , impairment, once-off & non-cash items	1,550	7,873	8,504	7,648

Income tax expense	(260)	(387)	(1,020)	(549)
Profit after tax before impairment, once-off & non-cash items	1,290	7,486	7,484	7,099

Non-cash financial income/(expense)*	31	(161)	724	(1,038)
Impairment & once-off items	-	-	(6,068)	(2,425)
Profit after tax	1,321	7,325	2,140	3,636

Earnings per ADS (US cents)	6.3	35.0	10.2	17.4

Earnings per ADS (US cents)***	6.2	35.8	35.8	34.0

Diluted earnings per ADS (US cents)**	8.7	32.2	39.1	39.0

Weighted average no. of ADSs used in computing basic earnings per ADS	20,901,703	20,901,703	20,901,703	20,901,703

Weighted average no. of ADSs used in computing diluted earnings per ADS	26,397,791	26,321,307	26,828,139	25,894,218

*Non-cash financial income/(expense) refers to accretion interest and fair value adjustments.
** Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADS should be constrained to equal basic earnings per ADS. Diluted EPS is calculated excluding impairment, once-off charges & non-cash financial items.
*** Excluding impairment, once-off charges & non-cash financial items.

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting). Impairment, once-off charges & non-cash financial items are non-GAAP accounting presentations.

Trinity Biotech plc
Consolidated Balance Sheets

	September 30, 2021 US$ ‘000 (unaudited)	June 30, 2021 US$ ‘000 (unaudited)	Mar 31, 2021 US$ ‘000 (unaudited)	Dec 31, 2020 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	6,258	6,501	8,648	8,547
Goodwill and intangible assets	34,319	32,864	35,200	33,860
Deferred tax assets	3,711	3,617	4,205	4,185
Other assets	244	279	315	355
Total non-current assets	44,532	43,261	48,368	46,947

Current assets
Inventories	32,116	34,705	37,582	30,219
Trade and other receivables	16,816	15,358	14,864	22,668
Income tax receivable	1,840	2,782	2,888	3,086
Cash, cash equivalents and deposits	27,475	28,618	32,277	27,327
Total current assets	78,247	81,463	87,611	83,300

TOTAL ASSETS	122,779	124,724	135,979	130,247

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,213	1,213	1,213	1,213
Share premium	16,187	16,187	16,187	16,187
Treasury shares	(24,922)	(24,922)	(24,922)	(24,922)
Accumulated surplus	13,685	12,093	12,561	10,573
Translation reserve	(5,376)	(5,090)	(5,189)	(5,293)
Other reserves	23	23	23	23
Total equity/(deficit)	810	(496)	(127)	(2,219)

Current liabilities
Income tax payable	1,018	751	389	154
Trade and other payables	18,324	21,304	30,881	26,488
Exchangeable senior note payable¹	83,159	83,190	-	-
Provisions	376	376	376	416
Total current liabilities	102,877	105,621	31,646	27,058

Non-current liabilities
Exchangeable senior note payable¹	-	-	84,045	83,884
Other payables	14,555	15,283	15,625	16,619
Deferred tax liabilities	4,537	4,316	4,790	4,905
Total non-current liabilities	19,092	19,599	104,460	105,408

TOTAL LIABILITIES	121,969	125,220	136,106	132,466

TOTAL EQUITY AND LIABILITIES	122,779	124,724	135,979	130,247

¹ Exchangeable senior notes having a nominal value of US$99.9 million mature on April 1, 2045, subject to earlier repurchase, redemption or exchange. The exchangeable notes (and the related embedded derivatives) have been presented within current liabilities at June 30 and September 30, 2021 as the Company does not have an unconditional right to defer settlement of the exchangeable notes for at least 12 months after the reporting period due to the existence of a put option which allows the holders to put the exchangeable notes to the issuer at par on April 1, 2022. This accounting treatment of the exchangeable notes is required by IAS 1.  On December 15, 2021, Trinity Biotech agreed terms with 5 holders of the exchangeable notes for the repurchase of approximately 99.8% of the outstanding notes on an unspecified date which is likely to be in early 2022. The agreement is conditional on certain lending conditions being met and requires shareholder approval.  In respect of the company’s financial position as at September 30, 2021, the agreement to repurchase the exchangeable notes is a non-adjusting event under IAS 10 and consequently no adjustments have been recorded in the period ending 30 September as a result of this event. For more information on the repurchase of the exchangeable notes, refer to the Company’s announcement on December 15, 2021. Additional information relating to the accounting treatment for the exchangeable notes may be found in the Company’s Annual Report on Form 20-F filing filed with the U.S. Securities and Exchange Commission.

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended September 30, 2021 (unaudited)	Three Months Ended September 30, 2020 (unaudited)	Nine Months Ended September 30, 2021 (unaudited)	Nine Months Ended September 30, 2020 (unaudited)

Cash and cash equivalents at beginning of period	28,618	15,570	27,327	16,400

Operating cash flows before changes in working capital	2,226	9,722	10,750	13,501
Changes in working capital	(1,777)	(2,551)	(3,103)	(2,476)
Cash generated from operations	449	7,171	7,647	11,025

Net Interest and Income taxes (paid)/received	1,092	(141)	1,190	256

Capital Expenditure & Financing (net)	(1,984)	(1,900)	(6,334)	(6,820)

Payments for Leases (IFRS 16)	(700)	(790)	(2,121)	(2,361)

Free cash flow	(1,143)	4,340	382	2,100

Payment of HIV/2 License Fee	-	-	-	(1,112)

30 year Exchangeable Note interest payment	-	-	(1,998)	(1,998)

Proceeds received under Paycheck Protection Program	-	-	1,764	4,520

Cash and cash equivalents at end of period	27,475	19,910	27,475	19,910

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).